[Company Letterhead]

May 21, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Via EDGAR and Hand Delivery

Re:	Dominion Midstream Partners, LP

Registration Statement on Form S-1

Filed March 28, 2014

File No. 333-194864

Ladies and Gentlemen:

Set forth below are the responses of Dominion Midstream Partners, LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 25, 2014, with respect to Registration Statement on Form S-1, File No. 333-194864, filed with the Commission on March 28, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

Registration Statement on Form S-1

General

1.	We note a significant number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of a public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectus.

Securities and Exchange Commission

May 21, 2014

RESPONSE: We acknowledge the Staff’s comment and, with respect to certain omitted information, will provide such information in an amendment to the Registration Statement at the time such information is known. We will undertake to continue to provide in future amendments all omitted information in the Registration Statement that we are not entitled to omit under Rule 430A of Regulation C prior to any distribution of the preliminary prospectus. Furthermore, we will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinion, and underwriting agreement, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness. Please see Item 601 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and undertake to file all omitted exhibits with sufficient time for Staff review.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

RESPONSE: We acknowledge the Staff’s comment and undertake to provide the requested information, including having a representative of FINRA call the Staff to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and that it has no objections.

4.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

RESPONSE: We acknowledge the Staff’s comment and respectfully inform the Staff that all gatefold information that we currently expect will be used in the prospectus has been provided.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

May 21, 2014

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that, as of the date of this correspondence, the Company has not prepared or used, nor authorized anyone to prepare or use, any communications specified in Section 5(d) of the Securities Act, and it is not aware of any research reports specified in the Staff’s comment above. To the extent that such written communications or research reports are prepared, we will promptly submit copies of such materials to the Staff.

Industry and Market Data, page iv

6.	In the second sentence of the paragraph, you state that “there can be no assurance as to the accuracy or completeness of the included information.” Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete this statement or otherwise revise it to eliminate any implication that you are not responsible for information that you have chosen to include in your registration statement.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page iv of Amendment No. 1.

Prospectus Cover Page

7.	Please revise your cover page to include the structuring fee in the table, rather than via footnote, or tell us why you believe this is not appropriate. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment but respectfully submit that the structuring fee does not fall within the scope of Item 501(b)(3) of Regulation S-K, and therefore it is appropriate to disclose the structuring fee in a footnote as opposed to in the table. Barclays Capital Inc. and Citigroup Global Markets Inc. (collectively, the “Underwriters”) will receive the structuring fee for advice that they provide to us prior to and leading up to our initial public offering. We believe these advisory services are analogous to accounting and legal services that have been provided to us in connection with the proposed initial public offering. Furthermore, the proposed presentation is consistent with the presentation in recent initial public offerings for master limited partnerships and we believe potential investors are familiar with this presentation. In response to this comment, however, we have revised the footnote to cross reference the disclosure under the caption “Use of Proceeds”, which has been revised to reflect that a portion of the net proceeds from the offering will be used to pay the structuring fee to the Underwriters. Please see the cover page and pages 16 and 51 of Amendment No. 1.

Securities and Exchange Commission

May 21, 2014

Summary, page 1

Overview, page 1

8.	We note you were formed by Dominion to initially own all of the outstanding preferred equity interests in Cove Point and that Dominion is the owner of all of the common equity interests in Cove Point. With a view to explaining to investors the impact of the fact that you only own preferred equity interests in Cove Point, please tell us the reasons for this particular ownership structure.

RESPONSE: We acknowledge the Staff’s comment. We have structured the Preferred Equity Interest to achieve stable cash flows for our investors as Cove Point transitions from its existing import and transportation fee structure to one based on export and transportation. While our Preferred Equity Interest has limited upside participation in cash flows resulting from the start-up of export operations, it is not burdened by the significant costs associated with completion of the Liquefaction Project, which Dominion, as the owner of all of the common equity interests in Cove Point, has indicated that it intends to fund. In recognition of this limited upside participation in cash flows, Dominion has agreed to grant us a right of first offer on any sale of its common interests in Cove Point, which, if exercised, should allow us and our investors to participate in any upside resulting from the increased cash flows that are expected when the Liquefaction Project commences operations. The Registration Statement has been revised to include the information provided in this explanation. Please see pages 2 and 105 of Amendment No. 1.

9.	On page 5, you indicate that Cove Point anticipates that total revenues, including reservation charges on the Cove Point Pipeline, will be in excess of $800 million per year. Please provide us with the basis for this amount. If the terms of the arrangements with the Export (sic) Customers have been finalized such that the $800 million is derived from such contracts, please elaborate upon those terms in an appropriate place in your prospectus.

RESPONSE: We acknowledge the Staff’s comment. The Registration Statement no longer makes reference to revenues in excess of $800 million per year, as we have determined that qualitative versus quantitative disclosure for cash flows so far in the future and subject to a number of conditions precedent was more appropriate than a precise estimate as a means of referencing Cove Point’s ability to pay the Preferred Return Distributions following completion of the Liquefaction Project. Please see pages 5, 86 and 114 of Amendment No. 1.

Business Strategies, page 6

10.

We note your statement that you “intend to seek opportunities to expand [your] initial asset base primarily through accretive acquisitions from Dominion.” Please disclose the anticipated timeframe in which you expect to acquire additional interests in Cove Point or any interests in Blue Racer Midstream, LLC, or state explicitly that you

Securities and Exchange Commission

May 21, 2014

currently do not know when you will acquire such interests. In addition, please clarify that Dominion is not required to sell these interests, nor are you required to purchase these interests. Please make similar revisions throughout your prospectus, as applicable.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised to state explicitly that we currently do not know when we will acquire such interests, that Dominion is not required to sell such interests and that we are not required to purchase such interests. Please see pages 6 and 107 of Amendment No. 1.

Risk Factors, page 8

11.	Please balance the discussion of your business with a discussion of your principal competitive challenges and risks. Your cross reference to the Risk Factors section on page 9 is insufficient in this regard. Refer to Securities Act Release No. 33-6900.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see pages 8-10 of Amendment No. 1.

Our Relationship with Dominion, page 8

12.	Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that your general partner and Dominion Resources, Inc. will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, Dominion Resources, Inc. or the directors or executive officer of each received or will receive in connection with the offering.

RESPONSE: We acknowledge the Staff’s comment and respectfully note that we have provided disclosure as to the equity interests Dominion Resources, Inc. or its affiliates will receive in conjunction with this offering, most prominently on pages 7, 11 and 131 of Amendment No. 1. In addition, on page 13 we have disclosed that all net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to make a distribution to Dominion Resources, Inc. or its affiliates. The value of the equity received and/or the potential distribution upon exercise of the option to purchase additional common units will not be determined until we, in coordination with the underwriters, determine a price range for the common units to be offered and the size of the offering. As of the date of filing of Amendment No. 1, we note that no determinations have been made as to whether or not any of our executive officers or directors will receive any equity awards in connection with the offering. If the board of directors of our general partner makes a determination to make such equity awards, we undertake to provide disclosure of such awards in a future amendment to the Registration Statement.

Securities and Exchange Commission

May 21, 2014

The Offering, page 14

13.	Please include a description of the circumstances under which the subordination period will expire if the general partner is removed other than for cause.

RESPONSE: We acknowledge the Staff’s comment and respectfully note that there is no scenario under which the subordination period would expire if the general partner is removed. We have revised page 153 of Amendment No. 1 to remove erroneous disclosure that suggested that there was a circumstance where the subordination period could expire if the general partner was removed.

We also note that we have provided investors with disclosure in our Risk Factors with respect to the limitations on the ability of common unitholders to remove the general partner. See “Risk Factors - Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.”

Risk Factors, page 23

Our level of indebtedness may increase and reduce our financial flexibility and ability to pay distributions., page 25

14.	We note that you plan to enter into a credit facility with Dominion upon closing of this offering. Please discuss the potential impact of any related covenants on your business, including but not limited to your cash distribution policy.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 28 of Amendment No. 1.

Cove Point is dependent on Dominion to fund the costs necessary to construct the Liquefaction Project…, page 29

15.	We note your indication here that “[e]xisting revenue streams and cash reserves will be insufficient for Cove Point to complete the Liquefaction Project.” In an appropriate place in your prospectus, please clarify whether Cove Point revenue streams are expected to fund any amount of the Project and quantify such amounts.

RESPONSE: We acknowledge the Staff’s comment. We respectfully submit that our risk factor is intended to address the risk that Cove Point is dependent upon other sources to provide funding for the Liquefaction Project. As we have discussed therein, Dominion has indicated that it intends to provide the necessary funding. We have provided disclosure in Amendment No. 1 through a footnote to the backcast and forecast tables within the section entitled “Cash Distribution Policy and Restrictions on Distributions” that is intended to clarify that contributions from Dominion to fund capital expenditures include any cash attributable to non-controlling interest (which represents interest in Cove Point attributable to Dominion) which we may cause Cove Point, as necessary, to utilize to fund capital expenditures in lieu of a distribution to Dominion. Please see pages 60 and 63 of Amendment No. 1.

Securities and Exchange Commission

May 21, 2014

Cash Distribution Policy and Restrictions on Distributions, page 50

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013, page 53

16.	We note that in both the backcast and the forecast, when arriving at estimated distributable cash flow, you add back the cash on hand and contributions from Dominion to fund all capital expenditures. We have the following comments:

•	Please tell us whether the term “cash on hand” includes not only the proceeds from the offering, as identified in the footnotes to these tables, but also any cash that currently makes up your financial position. If so, please tell us why you consider it appropriate to add back cash on hand not related to the offering proceeds and how this differs from the cash generated by your operations that is already captured in the line item titled “EBITDA.”

RESPONSE: We acknowledge the Staff’s comment. In response to the Staff’s comment, we have replaced the footnote referencing the term “cash on hand” with “net proceeds from this offering.” Please see pages 60 and 63 of Amendment No. 1.

•	Please disaggregate the line item titled “Cash on hand and contributions from Dominion to fund capital expenditures” between cash on hand not related to the offering proceeds, if any, the offering proceeds that will be used, and the amount Dominion Resources, Inc. will need to provide for capital expenditures to provide your investors with greater transparency into each of these sources of funds.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that we have revised the line items in both the backcast and the forecast to separate the line item titled “Cash on hand and contributions from Dominion to fund capital expenditures” into three separate line items titled “Net proceeds from this offering to fund capital expenditures,” “Net proceeds from this offering to be used to fund future capital expenditures,” and “Contributions from Dominion to fund capital expenditures.” Please see pages 59 and 62 of Amendment No. 1.

•	With regards to the backcast, since it appears that your net offering proceeds will exceed the $294.6 million of capital expenditures, please explain to us how your remaining offering proceeds after paying for capital expenditures are presented in this table. In this regard, it is unclear to us whether those excess offering proceeds have been allocated to the minority interest or whether they comprise some or all of the $50 million payment to you for the preferred equity interest. If appropriate, please add a line to this table to reflect offering proceeds reserved for future capital expenditures so that your excess offering proceeds are not allocated to the minority interest or included in the $50 million payment to you.

Securities and Exchange Commission

May 21, 2014

RESPONSE: We acknowledge the Staff’s comment and believe the modifications to the backcast in response to the immediately preceding comment clarify how the remaining offering proceeds after paying capital expenditures are presented. Please see pages 59-60 of Amendment No. 1.

17.	We note that in both the backcast and the forecast, you include as incremental general and administrative expenses $1.0 million for the reimbursement to affiliates of expenses incurred and payments made on your behalf. Please explain to us why this incremental amount is needed and how it differs from the direct and allocated costs already included in Cove Point’s historical financial statements.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that Cove Point has an existing services agreement with DRS under which Cove Point will continue to receive services after the completion of this offering. The costs incurred under Cove Point’s agreement with DRS are reflected in Cove Point’s historical financial statements. In connection with this offering, our general partner will enter into a new and separate services agreement with DRS for the purpose of providing support to us or to our general partner on our behalf, which accounts for the $1.0 million in incremental general and administrative expenses for the reimbursement to affiliates of expenses incurred and payments made on our behalf referenced in our filing. As noted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Impacting Comparability of Our Financial Results,” these expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform various general, administrative and support services for us or on our behalf, and corporate overhead costs and expenses allocated to us by DRS.

Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2015, page 55

18.	We note your presentation of a forecast reflecting your ability to generate sufficient cash to make the minimum quarterly distribution on all of your outstanding limited partner units for the 12 months ending March 31, 2015. Given the disclosures elsewhere in your filing which highlight that Cove Point’s cash flows may decline significantly in 2017, it is unclear to us that your current forecast provides adequate disclosure for a long term investor. Rather than simply referring readers to your risk factors, please revise your disclosure to discuss the likelihood that this forecast will be indicative of future periods. Significant risks that merit disclosure could include the fact that a new rate case becomes effective in 2017 and that your contracts with Statoil expire in 2017.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 61 of Amendment No. 1.

Securities and Exchange Commission

May 21, 2014

Significant Forecast Assumptions, page 57

19.	We have read your forecast assumptions related to Cove Point regarding capital expenditures for expansion versus maintenance on page 59 and have the following comments:

•	Please discuss how you estimated maintenance capital expenditures of $6.6 million. Please be detailed in your description of how you developed this estimate including the specific type(s) of maintenance capital expenditures encompassed in your estimate. In your response, please tell us whether the backcast or forecast periods contain any capital expenditures that have aspects of both maintenance and expansion, and if so, please tell us how you determine the categorization of these capital expenditures.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that budgets for the existing Cove Point LNG Facility are prepared during our annual budget and planning process, which is typically completed in October of each year. During this process, cost estimates are determined for maintenance capital projects through third-party vendor quotes and estimates from Dominion’s internal engineering department. In particular, the following items are considered each year when budgeting maintenance capital requirements at Cove Point: (i) any safety, environmental and regulatory requirements such as the need for additional personnel platforms, new industrial water treatment systems, operations cameras and various other items; (ii) any run-time based maintenance or inspection requirements; (iii) the age and condition of existing assets such as our multi-year LNG piping insulation replacement program and any control systems upgrades; and (iv) any security requirements necessary to ensure the safe operation of our assets. Neither the backcast nor the forecast periods presented in the Registration Statement contain any capital that is considered to be both maintenance and expansion. Once the Liquefaction Project has been completed, it will have separate additional maintenance capital requirements.

•	Please also explain to your investors why your forecasted maintenance capital expenditures are such a low amount as compared both to your gross property, plant and equipment and to your annual depreciation, including whether and why this relatively low level of maintenance capital expenditures is sustainable in the future.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 65 of Amendment No. 1.

•

Additionally, please explain in better detail the progress expected to occur on the Liquefaction Project during the twelve-month period ending March 31, 2015 so that investors understand how you reached an estimated expansion capital expenditure amount of $1.2 billion. Please also quantify the remaining costs to

Securities and Exchange Commission

May 21, 2014

complete the Liquefaction Project and the expected timing of completion so that investors have the context to understand the percentage of the total project that is expected to be completed by March 31, 2015.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 65 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

20.	In a separately captioned section, discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, or supplementally confirm that you do not have any such arrangements to disclose. Please see Item 303(a)(4) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 93 of Amendment No. 1.

21.	Please tell us what consideration you gave to providing disclosures required by Item 305 of Regulation S-K. Alternatively, please tell us why you believe that you are not impacted by market risks.

RESPONSE: We acknowledge the Staff’s comment and, having given consideration to the disclosure requirements required by Item 305 of Regulation S-K, we respectfully submit that we are not subject to any material impacts of market risks that would require disclosure under Item 305 of Regulation S-K. The Company will have no outstanding indebtedness at the closing of the offering and will therefore not be subject to interest rate risk on its debt instruments. The Company respectfully submits that it is also not subject to commodity price risk primarily due to the fact that it owns the Preferred Equity Interest, entitled to the Preferred Return Distributions (so long as Cove Point has sufficient cash and undistributed net operating Income from which to make such Preferred Return Distributions) regardless of any hypothetical changes in commodity prices. Moreover, the cash flow attributable to the Company’s preferred equity interest in Cove Point is not subject to commodity price risks as it is underpinned by long-term fixed reservation fee agreements. The Registration Statement has been revised to include a separately captioned section entitled “Quantitative and Qualitative Disclosures About Market Risk” and to disclose the Company’s considerations described above. Please see page 95 of Amendment No. 1.

Securities and Exchange Commission

May 21, 2014

Liquidity and Capital Resources, page 82

Outstanding Indebtedness; Dominion Credit Facility, page 82

22.	Please revise to include a summary of the key terms of the credit facility you intend to enter in connection with the closing of your offering. Specify succinctly in a bullet point list the covenants and conditions of the agreement that may affect your distribution of available cash to common unit holders even without the imminence or occurrence of a default.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. We note that the credit facility with Dominion, an affiliate, will not contain covenants and conditions often present in a credit facility with a third-party financial institution that would typically have the ability to restrict our distribution of cash to unit holders. Please see pages 90-91 of Amendment No. 1.

Industry Overview, page 86

23.	We note references in this section to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the U.S. Energy Information Administration, the Energy Information Administration, and the International Energy Agency’s World Energy Outlook 2013, among other sources. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

RESPONSE: We acknowledge the Staff’s comment and will provide copies of the requested source materials, appropriately marked to highlight the sections relied upon and cross-references to the prospectus and inform the Staff that the source materials are publicly available without cost, except for the Wood Mackenzie materials which are available at a nominal expense to investors through a paid subscription service. We respectfully request that the Staff return the requested source materials once they have completed their review of such source materials.

Business, page 95

Our Relationship with Dominion, page 96

24.	Please clarify when and under what terms Dominion has granted you a right of first offer with respect to Blue Racer, with a view to understanding when this acquisition would be made available to you and how the consideration for it would be determined.

RESPONSE: We acknowledge the Staff’s comment and respectfully inform the staff that Dominion will grant us a right of first offer with respect to its indirect ownership interests in

Securities and Exchange Commission

May 21, 2014

Blue Racer pursuant to a Right of First Offer Agreement to be entered into by and among us, the General Partner and Dominion in connection with the consummation of the offering. We will file the Right of First Offer Agreement as an exhibit to, and provide a description of the material terms of such agreement in, a future amendment to the Registration Statement.

Operations, page 100

25.	Here or in an appropriate place in your prospectus, please outline the steps involved in bringing the Liquefaction Project online.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see pages 113-114 of Amendment No. 1.

Certain Relationships and Related Transactions, page 120

Distributions and Payments to Our General Partner and Its Affiliates, page 120

Formation Stage, page 120

26.	Please confirm to us that you will disclose the amount of common units and subordinated units to be beneficially owned by your general partner and its affiliates after the completion of the offering contemplated by the registration statement and the percentage of outstanding common units and subordinated units, respectively, represented by such amounts.

RESPONSE: We acknowledge the Staff’s comment and hereby confirm that we will disclose the amount of common units and subordinated units to be beneficially owned by our general partner and its affiliates after the completion of the offering contemplated by the Registration Statement, as well as the percentage of outstanding limited partner interests represented by such units.

Operational Stage, page 121

27.	Please quantify to the extent possible, in this section and elsewhere as applicable, the direct and indirect expenses to which your general partner will be entitled to reimbursement prior to determining the amount of cash you have available for distributions.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that because we will not have any employees and will be reliant upon our general partner and its affiliates for our operations, many of the expenses associated with running our business will be incurred on our behalf by our general partner and it will be entitled to reimbursement for direct and indirect expenses associated with such performance. Accordingly, the expenses that we expect to incur, as presented in “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash for the Twelve Months Ending June 30, 2015” are inclusive of the

Securities and Exchange Commission

May 21, 2014

amounts that we would expect to reimburse our general partner for expenses it incurs and payments it makes on our behalf, with such amounts being deducted prior to determining the amount of cash we expect to have available for distribution in that period.

Units Eligible for Future Sale, page 147

28.	We note you disclose that all of the subordinated units convert into common units at the end of the subordination period and “some may convert earlier.” Please disclose the amount of units that may convert earlier and the circumstances under which they may convert or include a cross reference to this disclosure.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 159 of Amendment No. 1.

Underwriting, page 164

Lock-Up Agreements, page 165

29.	You indicate that Barclays Capital Inc. and Citigroup Global Markets Inc. “in their sole discretion, may release the common units and other securities subject to the lock-up agreements . . . in whole or in part at any time with or without notice.” Please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so or if it constitutes a material risk, provide appropriate Risk Factors disclosure regarding the discretionary power to release all such “locked-up” securities.

RESPONSE: We acknowledge the Staff’s comments and respectfully inform the Staff that there are not any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. We have revised the Registration Statement to disclose the lack of any such agreements. Please see page 177 of Amendment No. 1.

Where You Can Find Additional Information, page 171

30.	We note your statement on page 171 that “This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement.” While you can provide summaries and not complete descriptions, all material information must be presented. Please revise the prospectus to include all material information and revise the statement we quote above.

RESPONSE: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 183 of Amendment No. 1.

Securities and Exchange Commission

May 21, 2014

Dominion Midstream Partners, LP Unaudited Pro Forma Combined Financial Statements, page F-2

31.	We note your disclosure in the introduction to these pro forma financial statements and in Note 1 that Dominion Midstream will own the general partner of and control Cove Point and as such will consolidate Cove Point. Please confirm our assumptions that you assessed the rights of Cove Point’s limited partners and concluded that the rights of the limited partners are not substantive. Refer to ASC 810-20-25.

RESPONSE: We acknowledge the Staff’s comment and respectfully confirm that we assessed the rights of Cove Point’s limited partners in accordance with the guidance in ASC 810-20-25 and concluded that the rights of the limited partners are only protective in nature and not substantive. The limited partner rights are related to decisions not made in the ordinary course of business and do not give the limited partners the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of Cove Point’s business. None of the limited partners’ rights preclude the general partner from exercising unilateral control over Cove Point. In addition, the limited partners do not have the ability to dissolve Cove Point or remove the general partner without cause through a single limited partner or through a simple majority vote (substantive kick-out rights). The assessment of limited partners’ rights and their impact on the presumption of control of Cove Point by the general partner will continue to be reassessed each reporting period in accordance with ASC 810-10-25-6.

Dominion Cove Point LNG, LP Financial Statements for the Year Ended December 31, 2013, page F-10

Note 1 – Nature of Operations, page F-15

32.	We read that certain general, administrative and corporate expenses have been assigned by DRS to Cove Point on the basis of direct and allocated methods in accordance with Cove Point’s service agreement with DRS. Please tell us where you have explained the allocation methods used in the notes to the financial statements, as contemplated by Question 2 of SAB Topic 1B1. Additionally, please confirm our assumption that it is not practicable to provide management’s estimate of what these allocated costs would have been on a stand-alone basis.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that it was our intention that the language in Note 1, Nature of Operations on page F-15 of our initial filing would, through reference to Cove Point’s Services Agreement with DRS, address the expense allocation methods used as required by Question 2 of SAB Topic 1B1. However, in order to provide investors with a more readily available explanation, the Registration Statement has been revised to include the following language in Note 1 on page F-16 of Amendment No. 1:

“Where costs incurred cannot be determined by specific identification, the costs are allocated based on the proportional level of effort devoted by DRS resources that is attributable to Cove Point, determined by reference to number of employees, salaries and wages and other similar measures for the relevant DRS department.”

Securities and Exchange Commission

May 21, 2014

We also respectfully confirm that it is not practicable to provide management’s estimate of what these costs would have been on a stand-alone basis.

Part II

Item 17. Undertakings, page II-2

33.	Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have provided the undertakings set forth at Item 512(a)(6) of Regulation S-K in Amendment No. 1. Please see page II-2 of Amendment No. 1. We respectfully note that we are not subject to Rule 430C and have therefore not provided the undertaking set forth at Item 512(a)(5)(ii).

*        *        *         *        *

Securities and Exchange Commission

May 21, 2014

For any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

DOMINION MIDSTREAM PARTNERS, LP

By:	Dominion Midstream GP, LLC, its general partner

By:	/s/ Mark O. Webb
Name:	Mark O. Webb
Title:	Vice President and General Counsel

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

William J. Cooper III, Andrews Kurth, LLP

G. Michael O’Leary, Andrews Kurth, LLP